MM 3/23



07005470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X -17A-5
PART III

SEC FILE NUMBER
8-67044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FD Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Peachtree Street, NE, Suite 1920
(No. and Street)

Atlanta	**Georgia**	**30308**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hronchek **(404) 253-7500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 2007
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/30/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Hronchek,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FD Capital, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FD Capital, LLC

Financial Statements

December 31, 2006 and 2005

(with Independent Certified

Public Accountants' Report thereon)




PKM

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
FD Capital, LLC

We have audited the accompanying balance sheets of FD Capital, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of earnings, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FD Capital, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 26, 2007

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

FD CAPITAL, LLC

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 177,824	22,534
Accounts receivable	-	24,900
Other assets	-	100
Total assets	$ 177,824	47,534
Liabilities and Members' Equity		
Liabilities consisting of accounts payable	$ 31,480	-
Members' equity	146,344	47,534
Total liabilities and members' equity	$ 177,824	47,534

See accompanying notes to financial statements.

FD CAPITAL, LLC

Statements of Earnings

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues consisting of consulting fees	$ 1,263,000	735,906
Operating expenses:		
Royalty - affiliate	138,000	115,000
Administrative services - affiliate	102,000	85,000
Licenses and insurance	8,266	7,741
Professional fees	33,391	56,613
General and administrative expenses	66,573	11,476
Total operating expenses	348,230	275,830
Net earnings	$ 914,770	460,076

See accompanying notes to financial statements.

FD CAPITAL, LLC

Statements of Members' Equity

For the Years Ended December 31, 2006 and 2005

	2006	2005
Balance at beginning of year	$ 47,534	-
Member capital contributions	150,000	6,000
Member draws	(813,260)	(418,542)
Member withdrawal	(152,700)	-
Net earnings	914,770	460,076
Balance at end of year	$ 146,344	47,534

See accompanying notes to financial statements.

FD CAPITAL, LLC

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net earnings	$ 914,770	460,076
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Change in accounts receivable	24,900	(24,900)
Change in other assets	100	(100)
Change in accounts payable	31,480	-
Net cash provided by operating activities	971,250	435,076
Cash flows from financing activities:		
Advances from line of credit	-	245,768
Repayment of line of credit	-	(245,768)
Member contributions	150,000	6,000
Member withdrawal	(152,700)	-
Member draws	(813,260)	(418,542)
Net cash used by financing activities	(815,960)	(412,542)
Net change in cash	155,290	22,534
Cash at beginning of year	22,534	-
Cash at end of year	$ 177,824	22,534

See accompanying notes to financial statements.

FD CAPITAL, LLC

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

FD Capital, LLC (the "Company") is a Georgia limited liability company formed January 5, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers ("NASD"). The Company received approval to become a broker-dealer on February 14, 2006.

The Company offers consulting and mergers and acquisitions services and also offers securities private placement services.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition

Consulting fees are recorded as services are performed. Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**

FD Holdings, II, LLC ("FD Holdings"), a wholly owned subsidiary of Frazier & Deeter, LLC ("Frazier & Deeter"), owns 45% of the Company. The Company has an Administrative Services Agreement with Frazier & Deeter, whereby Frazier & Deeter provides administrative services including office space, computer systems and support, accounting and bookkeeping, telephone and fax, copying and printing and parking for a fee of $8,500 per month.

The Company paid the following to Frazier & Deeter under this agreement during 2006 and 2005 as follows:

		2006	2005
Rent	$	54,000	45,000
Parking		3,600	3,000
Telephone and office equipment		8,400	7,000
Other administrative services		36,000	30,000
	$	102,000	85,000

The Company also has a Service Mark License Agreement with Frazier & Deeter, whereby the Company is licensed by Frazier & Deeter to use the FD service mark, which is the trade mark owned by Frazier & Deeter, along with the goodwill of Frazier & Deeter in connection with its business and marketing efforts for a fee of $11,500 per month. The Company paid a total of $138,000 and $115,000 to Frazier & Deeter under this agreement in 2006 and 2005, respectively.

(2) **Related Party Transactions, continued**

During 2005, the Company also had a revolving line of credit in the amount of $250,000 with Frazier & Deeter whereby the Company could request advances from time to time for working capital and general corporate purposes. The line of credit is unsecured, matured on December 31, 2006 and bears no interest. During 2005, the Company received advances totaling $245,768, which had been fully repaid prior to December 31, 2005. This line of credit was subsequently terminated in February 2006, and FD Holdings made an additional $150,000 member contribution to the Company.

Effective January 1, 2007, FD Holdings withdrew from the Company. On December 29, 2006, the Company paid FD Holdings a total of $156,000, which included a return of contributed capital of $152,700 plus $3,300, representing FD Holding's share of current year income. The Administrative Services Agreement and Service Mark License Agreement were terminated effective December 31, 2006.

(3) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital, as defined, of $146,344, which was $141,344 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

SUPPLEMENTAL

SCHEDULE

FD Capital, LLC
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:		
Members' equity	$	146,344
Net capital		146,344
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Net capital in excess of requirement	$	141,344
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	31,480
Ratio of aggregate indebtedness to net capital		.22 to 1
Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2006):		
Net capital as reported in Part II (unaudited) FOCUS report	$	145,224
Audit adjustments, net		1,120
Net capital, per above	$	146,344

END